Bud Love™

DIFFERENT STROKES FOR *DIFFERENT TOKES*


Bud Love™
PREMIUM HERBAL+ MIXER
1.5G
RELAXED
MAKES BUD BETTER

MAKES • BUD • BETTER

THE PREMIUM HERBAL+ MIXER FOR A HAPPIER, SMOOTHER, AND MORE PERSONALIZED EXPERIENCE

Mix with your favorite flower and enjoy together, like the mixer in a cocktail. If you love bud, then Bud Love is for you!

B + flower = MIX IT 50/50
OR MORE & ENJOY!

- B 50% — 50% flower = FIND ZEN
- B 75% — 25% flower = BE SOCIAL
- B 90% — 10% flower = GET FOCUSED

Cannabis & nicotine free.

CUSTOM BUZZ

Mix 50/50 to find your zen. Add more to get social or focused.

MORE HAPPY

Feel more relaxed and mellow, less anxious or worried.

SILKY SMOOTH

Enjoy our delicious flavors with no irritation or coughing.

BUD LONGER

Add Bud Love, use less bud, but keep the buzz. Make your flower go further.

LEARN MORE

@BUDLOVEMIXER | BUDLOVE.COM